SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

August 19, 2002

Zi Corporation
Commission File No. 0-24018
(Translation of registrant's name into English)

Suite 2100, 840 7th Avenue S.W.
Calgary, Alberta, Canada T2P 3G2
(Address if principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F __X__ Form 40-F _______

Indicate by check mark whether by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2-2(b) under the *Securities Exchange Act of 1934*

Yes _______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82- N/A

SIGNATURES

Pursuant to the requirements of the *Securities Exchange Act of 1934*, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 19, 2002

Zi Corporation

By: Neil Frizzell

Name: ______________________

Title: Vice President, General Counsel

News release

zi corporation

Intelligent Interface Solutions

Zi Corporation Conference Call - August 15 at 9am Eastern

CALGARY, ALBERTA--Zi Corporation (Nasdaq: ZICA) (TSE: ZIC), a leading provider of intelligent interface solutions, invites you to join the company for its Q2 conference call on Thursday, August 15 at 9am Eastern (7am Mountain).

Conference call
Toll free in North America: 1-877-888-4210
International: 1-416-695-5261

Webcast
A webcast of the call can be accessed on the Internet at:
www.zicorp.com

Recording
A recording will be available shortly following the conference call until 11:55 pm Eastern (9:55 pm Mountain) on Friday, August 23, 2002.
Toll free in North America 1-888-509-0081, International 1-416-695- 9731

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For further information please contact:

Zi Corporation
Dale Kearns
Chief Financial Officer
Phone: 403 233 8875
Email: investor@zicorp.com
Website: www.zicorp.com